                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                   Italy Fund
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    465395101
                                 (CUSIP Number)

Mr. J. Ezra Merkin                With a copy to:
Gabriel Capital, L.P.             Lawrence G. Goodman, Esq.
450 Park Avenue, Ste. 3201        Shereff, Friedman, Hoffman & Goodman, LLP
New York, New York  10022         919 Third Avenue
(212) 838-7200                    New York, New York 10022
                                  (212) 758-9500

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 9, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: An EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 465395101                         Page    2    of    11    Pages
          ------------                           -------     ------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Gabriel Capital, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                     (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                        221,723
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
         WITH          10      SHARED DISPOSITIVE POWER
                                      221,723


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                                    221,723

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    2.3%

14       TYPE OF REPORTING PERSON*

                                    PN

-------  ------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  465395101                          Page    3    of     11      Pages
          -------------                            -------     ----------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Ariel Fund Limited

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                       (b) |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         CAYMAN ISLANDS


      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                        327,038
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
         WITH          10      SHARED DISPOSITIVE POWER
                                      327,038


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    327,038

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.4%

14       TYPE OF REPORTING PERSON*
                                    CO

-------  ------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
             ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  465395101                             Page    4    of   11     Pages
          ---------------                              -----     -------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Ariel Management Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                     (b) |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


      NUMBER OF        7       SOLE VOTING POWER
       SHARES                         28,539
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                        327,038
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON                         28,539
         WITH          10      SHARED DISPOSITIVE POWER
                                      327,038


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    355,577

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.7%

14       TYPE OF REPORTING PERSON*
                                    CO

-------  ------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
             ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  465395101                                   Page  5  of   11   Pages
          ---------------                                   ----    -----

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  J. Ezra Merkin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |X|
                                                                     (b)  |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States


      NUMBER OF        7       SOLE VOTING POWER
       SHARES                          28,539
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                         548,761
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON                          28,539
         WITH          10      SHARED DISPOSITIVE POWER
                                       548,761

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                       577,300

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    6.1%

14       TYPE OF REPORTING PERSON*
                                    IN

-------  ------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
             ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

ITEM 1.           SECURITY AND ISSUER

                  Securities acquired:     Common Stock, $.01 par value ("Common
                                           Stock")

                  Issuer:           Italy Fund
                                    388 Greenwich Street
                                    New York, NY  10013

ITEM 2.           IDENTITY AND BACKGROUND

                  (a), (b), (c) and (f) This Schedule 13D is being filed jointly by Gabriel Capital L.P., a Delaware limited partnership ("Gabriel"), Ariel Fund Limited, a Cayman Islands corporation ("Ariel Fund"), Ariel Management Corp., a Delaware corporation ("Ariel") and the Investment Advisor of Ariel Fund, and J. Ezra Merkin ("Merkin"), the General Partner of Gabriel. Merkin is also the sole shareholder, sole director and president of Ariel. Gabriel, Ariel Fund, Ariel and Merkin are hereinafter sometimes referred to collectively as the "Reporting Persons." The business address of each of Gabriel, Ariel and Merkin is 450 Park Avenue, New York, New York 10022 and the business address of Ariel Fund is c/o Maples & Calder, P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies.

                  Gabriel and Ariel Fund are private investment funds. Ariel and Merkin are private investment managers.

                  Merkin is a United States citizen.

                  See Item 5 for information regarding ownership of Common
Stock.

                  (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS

                  Gabriel purchased an aggregate of 221,723 shares of Common Stock at an aggregate cost of $2,049,457.28 using its own funds. Ariel Fund purchased an aggregate of 327,038 shares of Common Stock at an aggregate cost of $3,022,947.13 using its own funds. In addition, a private discretionary investment account of Ariel purchased 28,539 shares of

Common stock at an aggregate cost of $148,667.98 using the funds of such account. See Item 5 and Schedule I hereto.

ITEM 4.           PURPOSE OF THE TRANSACTION

                  All of the shares of Common Stock reported herein were acquired for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

                  Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) and (b) Gabriel is the beneficial owner of 221,723 shares of Common Stock, for a total beneficial ownership of 2.3% of the outstanding shares of Common Stock.

                  Ariel Fund is the beneficial owner of 327,038 shares of Common Stock, for a total beneficial ownership of 3.4% of the outstanding shares of Common Stock.

                  Ariel, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 327,038 shares of Common Stock owned by Ariel Fund. In addition, Ariel has sole dispositive and voting power with respect to 28,539 shares of Common Stock purchased by a private discretionary investment account. Accordingly, Ariel may be deemed to be the beneficial owner of 355,577 shares of Common Stock, or 3.7% of the outstanding shares of Common Stock.

                  As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 221,723 shares of Common Stock owned by Gabriel. In addition, as the sole shareholder and president of Ariel, Merkin may be deemed to have power to vote and to direct the voting of and the power to dispose and direct the disposition of the 327,038 shares of Common Stock owned by Ariel Fund and the 28,539 shares of Common Stock owned by Ariel's private discretionary investment account. Accordingly, Merkin may be deemed to be the beneficial owner of 577,300 shares of Common Stock, or 6.1% of the outstanding shares of Common Stock.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 9,503,089 outstanding shares of Common Stock of the Issuer as of March 26, 1997, as reported in the Issuer's Proxy Statement for its 1997 Annual Meeting.

                  (c) Schedule I indicates the transactions effected by the Reporting Persons during the past 60 days. Except as indicated, all such trades were effected through the public markets.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Not Applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit A.  Agreement of Joint Filing.

SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       GABRIEL CAPITAL, L.P.

                                       BY: /S/ J. EZRA MERKIN
                                           ---------------------------------
                                           Title:  General Partner

                                       ARIEL FUND LIMITED

                                       BY: MEESPIERSON MANAGEMENT
                                              (CAYMAN) LIMITED

                                       BY: /S/ R.H. HANSON J. LYSAGHT
                                           ---------------------------------
                                           Name:  R.H. Hanson J. Lysaght
                                           Title:  Director

                                       ARIEL MANAGEMENT CORP.

                                       BY: /S/ J. EZRA MERKIN
                                           ---------------------------------
                                           Name:  J. Ezra Merkin
                                           Title:  President

                                           /S/ J. EZRA MERKIN
                                           ---------------------------------
                                           J. EZRA MERKIN


Dated:  May  30, 1997

                                   SCHEDULE I

           PURCHASE OF SHARES OF COMMON STOCK WITHIN THE LAST 60 DAYS


                                                                                     Number of Shares
                                                Aggregate              ----------------------------------------------
                           Price Per              Share                Ariel                                  Private
        Date                 Share                Amount                Fund              Gabriel             Account
        ----               ---------            ---------              -----              -------             -------
March 31, 1997              $8.6250               10,000               5,590               3,790                620
April 30, 1997              $8.8750                5,600               3,338               2,262                  0
May 6, 1997                 $8.8750                1,000                 596                 404                  0
May 9, 1997                 $9.1250               13,100               7,808               5,292                  0
May 15, 1997                $8.8750               76,500              45,594              30,906                  0
May 19, 1997                $9.1250               10,000               5,960               4,040                  0
May 20, 1997                $9.0000                  800                 477                 323                  0
May 21, 1997                $9.2500               10,000               5,960               4,040                  0
